Exhibit 99.4

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13D with respect to the Class B Variable Voting Shares of Telesat Corporation, dated as of July 9, 2026, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: July 9, 2026

MHR INSTITUTIONAL ADVISORS LLC

By: /s/ Janet Yeung
　　Name: Janet Yeung
　　Title: Authorized Signatory

MHRC I LLC

By: /s/ Janet Yeung
　　Name: Janet Yeung
　　Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS II LLC

By: /s/ Janet Yeung
　　Name: Janet Yeung
　　Title: Authorized Signatory

MHRC II LLC

By: /s/ Janet Yeung
　　Name: Janet Yeung
　　Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

By: /s/ Janet Yeung
　　Name: Janet Yeung
　　Title: Authorized Signatory

MHR SAT SUBHOLDCO B

By: MHR Sun GP LLC,
　　its General Partner

By: /s/ Janet Yeung
     Name: Janet Yeung
     Title: Authorized Signatory

MHR SAT HOLDCO B

By: MHR Sun GP LLC,
     its General Partner

By: /s/ Janet Yeung
     Name: Janet Yeung
     Title: Authorized Signatory

MHR SUN GP LLC

By: /s/ Janet Yeung
     Name: Janet Yeung
     Title: Authorized Signatory

THE RACHESKY REVOCABLE TRUST

By: Mark H. Rachesky,
     its Trustee

By: /s/ Mark H. Rachesky
     Name: Mark H. Rachesky

MHR SUN III LP

By: MHR Institutional Advisors III LLC,
     its General Partner

By: /s/ Janet Yeung
     Name: Janet Yeung
     Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

By: /s/ Janet Yeung
     Name: Janet Yeung
     Title: Authorized Signatory

MHR HOLDINGS LLC

By: /s/ Janet Yeung

Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

By: /s/ Janet Yeung, Attorney in Fact